

October 16, 2017

Via E-Mail
Elizabeth Noe, Esq.
Paul Hastings LLP
1170 Peachtree Street N.E., Suite 100
Atlanta, GA 30309

> **Re:** **Versar, Inc.**
> **Schedule 14D-9 filed October 6, 2017**
> **SEC File No. 005-38041**

Dear Ms. Noe:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Background and Reasons for the Company Board's Recommendation, page 14

1. We note you entered into the memorandum of understanding with Mr. Otten. Please revise your disclosure to describe the negotiations with Mr. Otten leading up to the execution of the memorandum of understanding.

We remind you that the company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions